Exhibit 99.1

STEALTH BIOTHERAPEUTICS REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS AND RECENT BUSINESS HIGHLIGHTS

Barth NDA submission expected by month-end

Alignment reached with the Division of Rare Disease and Medical Genetics (DRDMG) on design of Phase 3 trial in patients with mitochondrial disease caused by nuclear DNA mutations (nPMD); year-end trial initiation expected

Phase 2 geographic atrophy data on track for first half of  2022;

intravitreal (IVT) formulation development progressing

Clinical expansion efforts underway for elamipretide in Duchenne and Friedreich’s ataxia; pipeline development ongoing with SBT-272, SBT-550, and other early-stage compounds

Management to host conference call today at 8:30am ET

BOSTON –August 5, 2021 – Stealth BioTherapeutics Corp (Nasdaq:MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today reported financial results for the three months ended June 30, 2021 and announced recent business highlights.

“We continue to make important progress on developing elamipretide and our deep pipeline of novel mitochondrial-targeted compounds to address rare and devastating diseases of mitochondrial dysfunction,” said Reenie McCarthy, Chief Executive Officer at Stealth. “On the regulatory front, we have decided to submit our NDA for Barth syndrome this month, in keeping with our commitment to the Barth syndrome community, members of which recently met with the FDA to educate the Agency about the community’s willingness to accept some degree of uncertainty of clinical benefit in considering treatment options for their ultra-rare and serious disease.  We are also pleased to have reached alignment with DRDMG regarding our Phase 3 trial for patients with nPMD who responded to therapy in our previous primary mitochondrial myopathy trial.  We are continuing to progress work on an intravitreal formulation for geographic atrophy ahead of Phase 2 data read-out early next year and to expand our clinical and preclinical development efforts in Friedreich’s ataxia, cardiomyopathy associated with Duchenne muscular dystrophy, and our burgeoning neurology franchise.”

Second Quarter 2021 and Recent Highlights

Barth syndrome. The Company has had multiple recent communications with senior Food and Drug Administration (FDA) officials at the Office of Cardiology, Hematology, Endocrinology and Nephrology and at the Division of Cardiology and Nephrology (DCN) regarding its Barth syndrome program following the April 2021 meeting during which DCN recommended another Phase 3 trial in which eligible patients remaining in open label extension (OLE) and additional patients would be randomized to elamipretide or placebo until a minimum number of clinical events occur (i.e., events leading to treatment failure).  After further considering this recommendation, FDA advised that additional clinical trial data from the patients remaining on OLE is unlikely to add meaningfully to the evidence to support an NDA.  Due to the ultra-rare nature of Barth syndrome, neither the Company nor the FDA to date has been able to identify a feasible trial design to generate additional data, and the Company has accordingly decided to submit its NDA.  The NDA will include data from the SPIBA-001 Phase 3 Retrospective Natural History Control Trial, which met its primary and most secondary endpoints.  The NDA will also include data from the TAZPOWER Phase 2/3 Clinical Trial, in which short-term therapy during the double-blind placebo-controlled crossover portion of the trial, despite not meeting the primary endpoints, resulted in improvements in metabolites that have been associated with clinical outcomes in chronic heart failure, and in which long-term therapy during OLE showed significant improvements in echocardiographic measures of cardiac function.  The Company considers these data reasonably likely to predict improvements in morbidity or mortality. Long term therapy also improved clinical endpoints including exercise tolerance, strength, and physician- and patient- reported outcomes, as well as biomarker endpoints diagnostic of the disease.  FDA has advised the Company that it does not believe the existing clinical data would support NDA review.  The Company believes the data could support NDA review and approval on either an accelerated or full basis, although there can be no assurance that the FDA will file the NDA. Under the Development Funding Agreement announced in November 2020, the Company is entitled to receive an additional $5 million milestone payment upon Barth NDA submission.

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In May 2021, the Company announced that the European Medicines Agency (EMA) has granted orphan drug designation (ODD) for elamipretide for the treatment of Barth syndrome.  The Company is continuing to advance toward an anticipated Marketing Authorization Application (MAA) to the EMA’s Committee for Medicinal Products for Human Use (CHMP).  These efforts are supportive of the Company’s plans to partner European rights to Barth to a partner best suited to ensure that European patients affected by this disease will have timely access to therapy, if approved.

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In May 2021, a moderated poster presentation showing that long-term treatment with elamipretide improved cardiac function in Barth syndrome was presented at the American College of Cardiology’s 2021 Scientific Session and Expo.

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Geographic atrophy. Data presented at the Association for Research in Vision and Ophthalmology (ARVO) in May 2021 demonstrated that in the Company’s Phase 1 ReCLAIM clinical trial, the relative health of the ellipsoid zone, a mitochondria-rich portion of the retina, was associated with patients whose vision improved after 6 months of elamipretide therapy. Data from ReCLAIM-2, the Company’s fully-enrolled Phase 2 clinical trial in patients with geographic atrophy, is expected during the first half of 2022.

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nPMD.  In July 2021, the Company reached alignment with DRDMG on the design of its planned Phase 3 clinical trial in patients with mitochondrial disease associated with pathogenic nDNA mutations (nPMD), which is the prespecified subgroup in which a favorable response was observed in MMPOWER-3. The Company plans to initiate this Phase 3 global trial by year-end.

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Cardiomyopathy franchise expansion.  Based on feedback received from the FDA, the investigator has modified the design of the planned Phase 2a clinical trial in patients with Friedreich’s ataxia from an open-label to a high dose versus low dose trial, and enrollment has been increased from a proposed 10 to 16 subjects.  Trial initiation is on track for the second half of this year.  The Company is also continuing to plan its Phase 2/3 trial in subjects with cardiomyopathy associated with Duchenne muscular dystrophy, and has been invited to participate in the Cardiac Working Group  working collaboratively with the Duchenne/Becker community  to update Guidance for  Industry.   The Company plans to request a pre-IND meeting for this development initiative to be held by year-end.

Financial updates. In April 2021, the Company amended its Term Loan Facility with Hercules Capital, Inc. to defer ongoing amortization payments and extend the maturity until January 2022.  In May 2021, the Company announced additional commitments of $30.0 million under the

Development Funding Agreement with Morningside Venture (I) Investments Limited (“Morningside”)..

Key Upcoming Milestones

▪	Barth: NDA submission is planned during August 2021.
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Geographic atrophy: Data from ReCLAIM-2 is expected during the second quarter of 2022.  The Company also expects to have further data regarding feasibility of its ongoing intravitreal formulation development efforts commensurate with Phase 2 data read-out.

▪	nPMD: Initiation of a Phase 3 clinical trial in the enriched population of patients with nPMD who responded to elamipretide therapy in the Company’s MMPOWER-3 trial is expected by year end.
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Expansion of cardiomyopathy franchise: A Phase 2a investigator-initiated open-label clinical trial assessing elamipretide in a cohort of patients affected by visual decline and/or cardiomyopathy associated with Friedreich’s ataxia is expected to commence by year-end. The Company anticipates that data from this trial will help inform pivotal trial design. A pre-IND meeting with the FDA to discuss protocol design for a trial to evaluate elamipretide in patients with cardiomyopathy associated with Duchenne muscular dystrophy is expected during the second half of 2021.

▪	Expansion of neurology franchise: The Company is continuing to advance its neurology pipeline expansion efforts with SBT-272 and a group of compounds from its SBT-550 series.

Financial Results for the three months ended June 30, 2021

Cash Position: Cash and cash equivalents were $30.8 million at June 30, 2021, compared to $32.8 million at December 31, 2020.  In May 2021, the Company received $8.0 million under the Development Funding Agreement with Morningside and will receive an additional $22.0 million during the fourth quarter of 2021.  The Company is also eligible to receive an additional $5.0 million upon submission of its Barth NDA, which is currently anticipated to be in August 2021. The Company expects that its cash, cash equivalents and investments as of June 30, 2021, together with the $27.0 million in expected proceeds to be received under the Development Funding Agreement, will be sufficient to enable it to fund its planned operations into the second quarter of 2022.

Research and Development (R&D) Expenses: R&D expenses were $5.9 million for the three months ended June 30, 2021, compared to $7.4 million for the same period in 2020. The decrease was due to a net decrease of $2.2 million in clinical costs primarily driven by the closeout of our Primary Mitochondrial Myopathy development efforts offset in part by a $0.5 million increase in preclinical costs, an increase of $0.1 million in employee related costs and an increase of $0.1 million in manufacturing costs.

General and Administrative (G&A) Expenses: G&A expenses were $5.1 million for the three months ended June 30, 2021, compared to $4.5 million for the same period in 2020.  The increase was due to a $0.4 million increase in professional services, $0.3 million increase in precommercial costs and $0.1 million increase in costs of insurance, offset by $0.2 million decrease in facility related costs.

Other Income (Expense): Other expense was $7.4 million for the three months ended June 30, 2021, compared to other expense of $0.4 million for the same period in 2020.  Other expense in 2021 consisted of a $7.2 million loss due to the change in fair value of the derivative liability and $0.2 million in interest expense. Other expense in 2020 consisted of $0.4 million in interest expense.

Net Loss: Net loss was $18.4 million, or $0.03 basic and diluted net loss per ordinary share, for the three months ended June 30, 2021, as compared to $12.4 million, or $0.02 basic and diluted net loss per ordinary share, for the same period in 2020.

Conference Call

Management will host a conference call today at 8:30 am ET to discuss the financial results and provide a general business update. The call can be accessed by dialing (877)-407-0989 (domestic) or (201)-389-0921 (international) and referencing conference ID 13717131. A live audio webcast of the event can be accessed by visiting the Investors & News section of Stealth's Investor website, https://investor.stealthbt.com/. A replay of the webcast will be archived on Stealth's website for 30 days following the event.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne muscular dystrophy and Friedreich's ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber's hereditary optic neuropathy. We are evaluating our second-generation clinical-stage candidate, SBT-272, and our new series of small molecules, SBT-550, for rare neurological disease indications following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide and planned clinical trial of SBT-272; its plans for the potential submission of an NDA; its expectations regarding regulatory interactions, including its belief that the existing data and the data from the withdrawal protocol may provide sufficient evidence to support NDA review; the potential benefits of Stealth BioTherapeutics' product candidates; its key milestones for 2021 and 2022; and its plans regarding future data presentations. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates;  the possibility that the FDA will not file the planned Barth NDA following the Company’s anticipated submission of it; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in the Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three months ending June 30,		Six months ending June 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$5,913	$7,405	$12,012	$17,252
General and administrative	5,083	4,523	10,062	9,703
Total operating expenses	10,996	11,928	22,074	26,955
Loss from operations	(10,996)	(11,928)	(22,074)	(26,955)
Other income (expense):
Gain (Loss) from remeasurement of derivative liability	(7,223)	—	(3,535)	—
Interest income	1	14	2	137
Interest expense and other	(188)	(455)	(488)	(1,091)
Total other income (expense)	(7,410)	(441)	(4,021)	(954)
Net loss attributable to ordinary shareholders	$(18,406)	$(12,369)	$(26,095)	$(27,909)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.03)	$(0.02)	$(0.04)	$(0.06)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	674,737,590	575,390,241	663,833,037	506,055,526

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$30,766	$32,787
Prepaid expenses and other current assets	844	2,253
Total current assets	31,610	35,040
Property and equipment, net	72	106
Deferred financing costs and other non-current assets	576	702
Total assets	$32,258	$35,848
Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$2,566	$3,526
Accrued expenses and other current liabilities	5,134	7,024
Accrued interest payable	263	1,499
Current portion of debt	5,452	9,000
Total current liabilities	13,415	21,049
Long-term deferred rent, less current portion	6	16
Development derivative liability - related party	45,152	25,155
Total liabilities	58,573	46,220
Total shareholders’ deficit	(26,315)	(10,372)
Total liabilities and shareholders’ deficit	$32,258	$35,848